Exhibit 99.1

Cenovus recognized for leadership in corporate responsibility

Calgary, Alberta (September 8, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has been recognized once again for its corporate responsibility performance. The company has been included in the Dow Jones Sustainability North America Index for the seventh consecutive year. Cenovus is one of only three Canadian oil and gas producers to make the index this year. Areas where the company scored well include corporate governance, stakeholder engagement, social and environmental reporting, biodiversity, climate strategy, and risk and crisis management.

“This recognition is testament to our ongoing pursuit of excellence and continuous improvement in everything we do,” said Al Reid, Cenovus Executive Vice-President, Environment, Corporate Affairs & Legal. “We’ve worked hard to earn a reputation as a company that thinks differently and collaborates with others to find innovative solutions to the environmental and social issues faced by our industry. We remain committed to developing new approaches and new technologies to help ensure that oil can be part of the clean energy future we all want.”

The Dow Jones Sustainability Index family, offered jointly by RobecoSAM Indices and S&P Dow Jones Indices, tracks the stock performance of the world’s leading companies in terms of economic, environmental and social criteria. The indices serve as benchmarks for investors who integrate sustainability considerations into their portfolios, and provide an effective engagement platform for companies that want to adopt sustainable best practices. More information about the selection criteria and detailed performance data is available at sustainability-indices.com.

Cenovus recently released its 2015 corporate responsibility report, which provides insight into how the company is putting corporate responsibility into action. The report is available on cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $19 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media

Sonja Franklin

Media Advisor

403-766-7264

Media Relations general line

403-766-7751